Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for Park National Corporation ("Park"), which includes our subsidiaries, on a consolidated basis for the periods indicated:

	For the Six	For the Year Ended December 31,
	Months Ended June 30, 2015	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges (1)
Excluding Interest on Deposits	5.42	5.07	4.72	4.42	4.90	3.65
Including Interest on Deposits	3.97	3.97	3.58	3.18	3.08	2.11

(1) For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of rental expense (which Park believes is representative of the interest factor).

(in thousands)
Earnings:
Income before income taxes	56,483	120,416	109,372	111,172	123,446	80,089
Fixed Charges:
Interest on deposits	6,206	11,000	13,008	18,404	27,655	41,965
Interest on borrowings and long-term debt	12,566	29,099	28,914	32,016	30,992	29,508
Rental expense interest factor (1/3)	225	475	478	508	663	722
Total fixed charges:
Including interest on deposits	18,997	40,574	42,400	50,928	59,310	72,195
Excluding interest on deposits	12,791	29,574	29,392	32,524	31,655	30,230

Computation of Ratio of Earnings to Fixed Charges (Including Preferred Share Dividends)

The following table shows the ratio of earnings to fixed charges (including preferred share dividends) for Park National Corporation ("Park"), which includes our subsidiaries, on a consolidated basis for the periods indicated:

	For the Six	For the Year Ended December 31,
	Months Ended June 30, 2015	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges (including preferred share dividends) (1) (2)
Excluding Interest on Deposits	5.42	5.07	4.72	3.97	4.08	3.08
Including Interest on Deposits	3.97	3.97	3.58	2.99	2.82	2.00

(1) For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, preferred share dividends and accretion, and one-third of rental expense (which Park believes is representative of the interest factor).

 (2) On April 25, 2012, we repurchased from the U.S. Department of the Treasury (the “U.S. Treasury”) all of the Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share (the “Series A Preferred Shares”), which we issued to the U.S. Treasury on December 23, 2008. Prior to December 23, 2008, we had never issued any preferred shares and, since the repurchase of the Series A Preferred Shares, we have not issued any preferred shares. Preferred share dividends represent dividends accrued on the Series A Preferred Shares when the same were outstanding.

(in thousands)
Earnings:
Income before income taxes	56,483	120,416	109,372	111,172	123,446	80,089
Fixed Charges:
Interest on deposits	6,206	11,000	13,008	18,404	27,655	41,965
Interest on borrowings and long-term debt	12,566	29,099	28,914	32,016	30,992	29,508
Preferred share dividends and accretion	—	—	—	4,893	8,366	8,296
Rental expense interest factor (1/3)	225	475	478	508	663	722
Total fixed charges (including preferred share dividends):
Including interest on deposits	18,997	40,574	42,400	55,821	67,676	80,491
Excluding interest on deposits	12,791	29,574	29,392	37,417	40,021	38,526